FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

January 16, 2014

Melissa N. Rocha, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Ryland Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 8, 2013

Response Letter Dated December 10, 2013

File No. 1-08029

Dear Ms. Rocha:

This is The Ryland Group, Inc.’s (the “Company”) response to your letter dated January 6, 2014, containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s comments are italicized below together with the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements and Supplementary Data, page 41

General

1.            We note your response to Comment 2 in our letter dated November 26, 2013. The guidance in Article 3-10(g)(1)(i) and (ii) of Regulation S-X is required to be assessed for each acquisition of a business preceding the registration of debt instruments guaranteed by your subsidiaries and meets one of the exceptions in paragraphs (c), (d), (e), or (f). As you are currently providing the condensed consolidating financial information in accordance with Article 3-10(f) of Regulation S-X, any acquisition of a business preceding the registration of debt instruments with operating results that will be included in the guarantor subsidiary column of the condensed consolidating financial information should be assessed in accordance with the guidance in Article 3-10(g)(1)(i) and (ii) of Regulation S-X. Please confirm to us that for future registration of debt instruments guaranteed by your subsidiaries that you will evaluate each acquisition of a business with operating results that have not been included in your audited financial statements for at least nine months and will be

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

included in the guarantor column of the condensed consolidating financial information provided in accordance with Article 3-10(f) of Regulation S-X to determine whether that business acquired meets the threshold in Article 3-10(g)(1)(ii) of Regulation S-X and requires financial statements in accordance with Article 3-10(g)(2) of Regulation S-X to be included in the registration statement.

Response

We confirm that, for all future registration of debt instruments guaranteed by our subsidiaries, we will evaluate each acquisition of a business with operating results that have not been included in our audited financial statements for a period of at least nine months. In accordance with Article 3-10(f) of Regulation S-X, we will include such evaluation in the guarantor column of our condensed consolidating financial information to determine whether the business acquired meets the threshold in Article 3-10(g)(1)(ii) of Regulation S-X and requires financial statements in accordance with Article 3-10(g)(2) of Regulation S-X to be included in the registration statement.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 12-Debt and Credit Facilities, page 15

2.      We note your response to comment 3 in our letter dated November 26, 2013. We appreciated the analysis you provided for the conversion feature embedded in the 0.25% convertible senior notes due 2022. Please expand upon this analysis to provide us with your evaluation of each of the events that could cause a change in the original conversion price to help us understand how you determined that the only variables from these various events that could affect the settlement amount are inputs to the fair value of a fixed-for-fixed forward or option on equity shares based on the guidance in ASC 815-40-15-7D – 15-7H. Please also consider the examples provided in ASC 815-40-55-26 – 55-48 when preparing your response letter.

Response

The Company evaluated and determined the accounting treatment for this convertible debt instrument and conversion feature, specifically the variables that could affect the settlement amount, using the guidance of ASC 815, “Derivatives and Hedging.”

Per ASC 815-40-15-7D, “If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.” Additionally, per ASC 815-40-15-7E, the fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following: (1) the strike price of the instrument; (2) the term of the instrument; (3) expected dividends or other dilutive activities; (4) the stock borrow cost; (5) interest rates; (6) the stock

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

price volatility; (7) the entity’s credit spread; and (8) the ability to maintain a standard hedge position in the underlying shares.

Below is an evaluation of each of the conversion rate adjustments noted in Sections 5.5-5.7 of the senior notes’ prospectus:

1.            The Company issues a dividend or distribution in shares of common stock on all or substantially all of its shares of common stock; or the Company subdivides or combines common stock.

Evaluation: Similar to Example 17, “Variability Involving Various Underlyings,” ASC 815-40-55-42-43. The Company notes the conversion feature is considered indexed to the Company’s own stock, as the conversion rate is adjusted based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares; it does not adjust for the actual change in the market price of the underlying shares. The conversion rate adjustment is intended to eliminate the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares. Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed-for-fixed option on equity shares.

2.            The Company offers its stockholders the option to purchase additional shares at a price that is less than the average closing price of its common stock from the ten previous trading days.

Evaluation: Similar to Example 17, “Variability Involving Various Underlyings,” ASC 815-40-55-42-43. The Company notes the conversion feature is considered indexed to the Company’s own stock as the conversion rate is adjusted based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares; it does not adjust for the actual change in the market price of the underlying shares. The conversion rate adjustment is intended to eliminate the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares. Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed-for-fixed option on equity shares.

3.            The Company distributes shares of common stock or offers its holders of common stock the option to purchase capital stock or other securities.

Evaluation: Similar to Example 17, “Variability Involving Various Underlyings,” ASC 815-40-55-42-43. The Company notes the conversion feature is considered indexed to the Company’s own stock, as the conversion rate is adjusted based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares; it does not adjust for the actual change in the market price of the underlying shares. The conversion rate adjustment is intended

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

to eliminate the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares. Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed-for-fixed option on equity shares.

4.            A corporate spin-off event occurs.

Evaluation: Similar to Example 6, “Variability Involving Merger Announcement,” ASC 815-40-55-30. The Company notes that the conversion feature is indexed to the Company’s own stock, as the conversion rate is adjusted to offset the effect of the spin-off event on the fair values of the underlying shares. Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed-for-fixed option on equity shares.

5.            The Company pays dividends or distributions to a stockholder (other than a dividend or distribution due to liquidation or a regular cash dividend that exceeds $0.03 per share per quarter).

Evaluation: Similar to Example 12, “Variability Involving Dividend Distributions,” ASC 815-40-55-37. The Company notes the conversion feature is considered indexed to the Company’s own stock, as the adjustment to the conversion rate resulting from this event is intended to offset the effects on the instrument’s fair value. Therefore, the only variables that could affect the settlement amount for this conversion rate adjustment (dividends and stock price) would be inputs to the fair value of a fixed-for-fixed option on equity shares.

6.            The Company makes a payment in respect of a tender offer for its common stock that exceeds the average closing price of its common stock from the ten previous trading days.

Evaluation: Similar to Example 17, “Variability Involving Various Underlyings,” ASC 815-40-55-42-43. The Company notes the conversion feature is considered indexed to the Company’s own stock, as the conversion rate is adjusted based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares; it does not adjust for the actual change in the market price of the underlying shares. The conversion rate adjustment is intended to eliminate the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares. Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed-for-fixed option on equity shares.

7.            A make-whole adjustment event or a redemption notice occurs, which includes a change in control or a termination of trading.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Evaluation: Similar to Example 19, “Variability Involving Contingently Convertible Debt with a Market Price Trigger, Parity Provision, and Merger Provision,” ASC 815-40-55-45-46. The Company notes the conversion feature is considered indexed to the Company’s own stock. The settlement amount is equal to the sum of the fixed conversion ratio and the make-whole shares. The number of make-whole shares is determined based on a table with axes of stock price and time. The number of shares prescribed in the table is intended to compensate the holder of the notes for the forfeited time value at the time of the make-whole adjustment event. Both of these would be inputs in a fair value measurement of a fixed-for-fixed option on equity shares.

If you have any questions or comments regarding this filing, please contact David L. Fristoe, Senior Vice President, Controller and Chief Accounting Officer of the Company, by telephone at (805) 367-3730 or by fax at (805) 367-3803.

Thank you for your attention.

Sincerely,

/s/ David L. Fristoe

David L. Fristoe
Senior Vice President, Controller and
Chief Accounting Officer

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